UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Presidio Property Trust, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

74102L303

(CUSIP Number of Class of Securities)

4995 Murphy Canyon Road, Suite 300

San Diego, California 92123

(760) 471 - 8536

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Avital Perlman, Esq.

Sichenzia Ross Ference Carmel

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

(212) 930 - 9700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Presidio Property Trust, Inc., an internally-managed real estate investment trust (“REIT”) (the “Company”) incorporated in the state of California on September 28, 1999 and in August 2010 it was reincorporated as a Maryland corporation. In October 2017 it changed its name from “NetREIT Inc.” to “Presidio Property Trust, Inc.” The Company is offering to purchase for cash all odd lots plus up to 2,000,000 shares of the Company’s Series A common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in an increase of up to approximately 283,080 shares without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at $0.68 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 8, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer”, copies of which are attached to this Schedule TO. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet

The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a)	The name of the issuer is Presidio Property Trust, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 4995 Canyon Road, Suite 300, San Diego, CA 92123; (760) 471 - 8536

(b)	This Schedule TO relates to the Series A Common Stock of the Company, par value $0.01 per share. The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

(c)	The Shares are traded on NASDAQ under the symbol “SQFTW”. The information set forth in Section 13—Price Range of Shares of Common Stock; Distributions of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Presidio Property Trust, Inc. is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The names of the directors and executive officers of the Company are as set forth in Section 15—Certain Information About the Company of the Offer to Purchase, and such information is incorporated herein by reference. The business address and the business telephone number of each director and executive officer of the Company is c/o Presidio Property Trust, Inc., 4995 Canyon Road, Suite 300, San Diego, CA 92123; (760) 471 - 8536

Item 4. Terms of the Transaction

(a)	The information regarding the material terms of the transaction set forth in each of the following sections of the Offer to Purchase is incorporated herein by reference: Summary Term Sheet, Section 1—Price; Number of Shares; Expiration Date; Proration, Section 2—Purpose of the Offer; Effects of the Offer, Section 3—Procedures for Tendering Shares, Section 4—Amount of Tenders, Section 5—Withdrawal Rights, Section 6—Purchase and Payment for Tendered Shares, Section 7—Conditions of the Offer, Section 8—Extension of the Offer; Termination; Amendment, Section 9—Certain Effects of the Offer, Section 10—Treatment of Fractional Shares, Section 14—Source and Amount of Funds, Section 15—Certain Information About the Company and Section 18—Certain Federal Income Tax Consequences.

(b)	The Company has been advised that none of the Company’s directors, executive officers or affiliates intends to tender any Shares in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in Section 15—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	The information set forth in Summary Term Sheet and Section 9—Certain Effects of the Offer of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in Section 11—Use of Securities Acquired of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 12—Plans and Proposals of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Fund or Other Consideration

(a), (b) and (d) The information set forth in Section 14—Source and Amount of Funds of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in Section 15—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth under Summary Term Sheet and in Section 19—Recommendation and Section 20—Miscellaneous of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration offered by the Company to purchase the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)(1)	The information set forth in Section 15—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)	The information set forth in Section 17—Certain Legal Matters; Regulatory Approvals of the Offer to Purchase is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(c)	The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2025	Presidio Property Trust, Inc.

	By:	/s/ Ed Bentzen
	Name:	Ed Bentzen
	Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated April 8, 2025

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Important Instructions and Information, dated April 8, 2025

(a)(1)(D)*	Odd Lot Certification Form

(a)(1)(E)*	Form of Withdrawal Letter

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 8, 2025

(a)(1)(G)*	Form of Letter to Clients, dated April 8, 2025

(a)(5)(A)*	Press Release announcing commencement of the Offer

107*	Calculation of Filing Fee Table

* Filed herewith.